# SEC Schedule 13D/A (Amendment No. 001) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Algorhythm Holdings, Inc., CIK 0000923601
CUSIP: 829322403
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6301 NW 5th Way, STE 2900, Fort Lauderdale, Florida (FL), 33309
Date of event which requires filing of this statement: 02/18/2025
Amends the filing with accession number 0001493152-23-043228
Filed by CIK 0002002363
Persons authorized to receive notices and communications: Jay B. Foreman, 301 Yamato Road, Suite 4200, Boca Raton, Florida (FL), 33431, (561) 997-8901; Michael Rosenthal, 150 N. Riverside Plaza, Suite 3000, Chicago, Illinois (IL), 60606, (312) 819-1900

## Reporting persons
- Regalia Ventures, LLC (CIK 0002002363): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jay B. Foreman (CIK 0001934411): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 254; shared voting power 0; sole dispositive power 254; shared dispositive power 0; aggregate amount beneficially owned 254 (0.01% of the class)
  Comment: Based on 2,381,799 shares of the issuer's common stock outstanding as of February 10, 2025, as stated in the Issuer's Current Report on Form 8-K, filed with the SEC on February 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Algorhythm Holdings, Inc.
Address of issuer's principal executive offices: 6301 NW 5th Way, STE 2900, Fort Lauderdale, Florida (FL), 33309

## Item 5. Interest in Securities of the Issuer
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of February 18, 2025, the reporting persons are no longer the beneficial owners of more than five percent of the common stock of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Pursuant to that certain Stock Repurchase Agreement (the "Repurchase Agreement"), dated as of November 1, 2024, by and between the Issuer and Regalia Ventures, LLC ("Regalia"), the Issuer agreed to repurchase 5,494 shares of common stock from Regalia (the "Regalia Shares"), taking into account the 1-for-200 reverse stock split effected by the Company on February 10, 2025. Pursuant to the terms of the Repurchase Agreement, the Company purchased the Regalia Shares as of February 18, 2025, in exchange for a promissory note with a principal amount of $472,527.43 (the "Promissory Note"). Such Promissory Note bears interest at 10% per annum, such interest payable monthly, and the principal and outstanding interest under such Promissory Note shall become due and payable on demand from Regalia.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Stock Repurchase Agreement, dated as of November 1, 2024.
2. https://www.sec.gov/Archives/edgar/data/923601/000149315223042523/ex10-1.htm
3. https://www.sec.gov/Archives/edgar/data/923601/000149315223043228/ex99-2.htm

## Signatures
- Regalia Ventures, LLC: /s/ Jay B. Foreman, Jay B. Foreman, Sole Member (02/19/2025)
- Jay B. Foreman: /s/ Jay B. Foreman, Jay B. Foreman, Sole Member (02/19/2025)